Exhibit 99.10

Principal Officers: Harry Jung, P. Eng. President, C.E.O. Dana B. Laustsen, P. Eng. Executive V.P., C.O.O. Keith M. Braaten, P. Eng. Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joe, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

March 5, 2008

Penn West Petroleum Ltd. 2200, 425 First Street SW Calgary AB T2P 3L8

Re:	Consent of Independent Petroleum Consultants

To Whom it May Concern:

GLJ Petroleum Consultants consents to the use of its reports with respect to the reserves data of Penn West Energy Trust’s: (i) Annual Report (Form 40-F) for the year ended December 31, 2007; (ii) Registration Statement on Form F-3 (Registration No. 333-145296), filed with the Securities and Exchange Commission; (iii) Fourth Quarter 2007 Press Release; (iv) Annual Information Form; and (v) Business Acquisition Report.

Sincerely,

GLJ PETROLEUM CONSULTANTS LTD.

Dana B. Laustsen, P. Eng.
Executive Vice-President